

MAIL STOP 3561

September 12, 2008

Mr. Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re: China 3C Group**
> **Form 10-K/A**
> **Amended August 13, 2008**
> **File No. 000-28767**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1.   We note your response to prior comment one and the statements concerning the website-identified companies and your purchase order agreements with manufacturers of 3C products. With a view to disclosure, please advise us with whom you contract to resell Panasonic, Phillips, Ericson, and other third party products. For example, it is unclear if you have agreements with those manufacturers or through third parties. Also, with a view to disclosure, please advise us approximately what percentage of your existing sales relates to resales of third party products. We may have further comment.

2.   We note your response to prior comment one, the related disclosure in the second paragraph on page 17 of your revised Form 10-K, and the Form 8-K filed September 11, 2007. With a view to disclosure, please advise us of how the contractual agreements between CFDL and Zhejiang, which are dated November 1, 2005, relate to the agreement in September 2007 to replace the equity ownership of Zhejiang with a contractual relationship. For example, it is unclear if the already existing 2005 agreements were deemed sufficient to take the place of 100% equity ownership. Also, it is unclear what, if any, agreement covers the transition from an equity to a contractual relationship. Please advise.

Part II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

3.   We note your response to our prior comment two and related disclosure in the revised Form 10-K in second table on page 14 and the third paragraph on page 15. With a view to disclosure, advise us if the Board adopted an equity compensation plan in June 2007 to replace the expired 2005 plan. It is unclear what the terms are for the June 2007 equity compensation plan. See Item 201(d)(3) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

4.   We reviewed your response to our prior comment four. Your response did not address our comment, thus the comment will be reissued. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate variances in each income statement line item. For example, disclose the variances in revenues and gross margins for each of your four major operating subsidiaries (i.e. HWD, HSE, YYX and SJ&H) consistent with your press releases. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

5.   In connection with the comment above and to provide additional transparency of your operations, for each of your major operating subsidiaries disclose:
   * a roll forward of your retail locations during each period (i.e. number of stores opened, number of stores closed and number of stores open at the end of the period)
   * a roll forward of your "store within store" locations during the period
   * square footage of store space at each year end
   * net sales per square foot for each year, including how you treat relocated stores and changes in the store square footage

- the amount of comparable or same store sales for each period (i.e. the change in sales from stores that were open for each of the fiscal years presented)
- a definition of what is considered a comparable store in your calculation, including how you treat new stores, relocated stores, changes in the store square footage and stores that were closed during the period.

Income from Operations, page 19

6.   We note your response to our prior comment five and the related revisions to your filing. However, it appears that you continue to identify inflation as a cause of the increase in income from operations during the year ended December 31, 2007. Please revise or advise.

Liquidity and Capital Resources, page 21

7.   We reviewed your response to our prior comment six. Your revisions provided a recitation of the information presented on the face of the statement of cash flows, thus the comment will be reissued. Please revise to provide a detailed analysis of the material changes in your statement of cash flows. Your revised disclosure should explain the causes of the significant fluctuations in individual line items (e.g. the increase in accounts receivable, inventory, accounts payable and accrued liabilities, etc.) and the effect of these changes on your liquidity position. Refer to SEC Release No. 33-8350.

Item 10. Directors, Executive Officers and Corporate Governance, page 26

8.   We note your response to our prior comment eight. In future filings, please revise the discussion of the "Merger Transaction" to clarify Mr. Gu's and Mr. Berents' interests in the transaction. Confirm that you will include such disclosure in future filings, and please provide a description of it in your response letter.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

9.   It appears that the concluding paragraph (i.e. opinion paragraph) of the report issued by your independent accountant does not make reference to each period for which the statements of operations and cash flows are presented (i.e. the years ended December 31, 2007 and 2006). Please advise your independent accountant to revise their report accordingly. Refer to AU Section 508.

10.   We note that your auditors are located in New York City. It appears that all of the assets, liabilities, revenues and expenses of China 3C Group relate to operations located in the People's Republic of China. Please tell us how the audit of the operations in the People's Republic of China, including the associated assets and

liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of U.S. GAAP and PCAOB Standards;
- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within People's Republic of China.

Notes to Consolidated Financial Statements

Note 1 – Organization

Acquisitions, F-7

11. We note your response to our prior comment 17 and the related revisions to your filing. It appears that a substantial amount of goodwill was recognized with the acquisitions of Hangzhou Sanhe Electronic Technology Limited (i.e. approximately 67% of the purchase price was allocated to goodwill) and Shanghai Joy & Harmony Electronics Company Limited (i.e. approximately 78% of the purchase price was allocated to goodwill). As these entities had a significant existing presence (e.g. greater than 150 retail outlets each), for each entity tell us how you evaluated the existing trade names, sales agent licenses, etc. in your purchase price allocation.   Refer to paragraph A14 of SFAS 141.

Note 2 – Summary of Significant Accounting Policies

General

12. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales please disclose the line items that these excluded costs are included in and the amounts included in each line item for each period presented. If applicable, please disclose in management's discussion and analysis of financial position and results of operations that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a

portion of them from gross margin, including them instead in a line item such as administrative and other operating expenses.

13.   In connection with the comment above and with regard to products that are shipped to customers, please disclose your policy for shipping and handling fees. Refer to EITF 00-10.

14.   Based on your press releases we note you receive rebates from your suppliers (i.e. vendor allowances). Please revise to disclose the nature of these rebates and how you account for them in accordance with GAAP.

15.   Please revise to disclose how you account for management fees paid to the department stores under your "stores within stores model" and quantify the related expense recognized in each period for which financial statements are presented.

Stock-Based Compensation, F-12

16.   We note your response to our prior comment 22, but we did not find the related revisions to your filing. As such, our prior comment will be re-issued. Please revise your financial statements to provide the disclosures required by paragraphs A240-A242 of SFAS 123(R).

Segment Reporting, F-14

17.   We note your response to our prior comment 23 and the related revision to your filing. Your response did not explain why you concluded that you operate in a single segment. Please provide us with an analysis of your operations (e.g. retail versus wholesale operations or each of your four major operating subsidiaries) in the context of the reportable operating segment model provided by SFAS 131.

Other

18.   We reviewed your response to our prior comment 28. Your response did not adequately address our comment, thus the comment will be reissued. Subsequent to year end, we note that you entered into consignment agreements with Hangzhou Lotour Digital Products Business Company Limited. Please tell us whether you recognize revenue under these agreements on a gross or net basis. Your response should specifically address how you considered each of the criteria outlined in EITF 99-19 in the context of these consignment agreements.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 4T – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

19.   We note that you have concluded that your disclosure controls and procedures
        were "effective to detect the inappropriate application of U.S. GAAP." As
        disclosure controls and procedures are not limited to the appropriate application
        of U.S. GAAP, it is not clear whether or not you have concluded that your
        disclosure controls and procedures are effective or ineffective. Please revise your
        disclosure to state, in clear and unqualified language, your conclusion regarding
        the effectiveness of your disclosure controls and procedures.

Other Exchange Act Filings

20.   Please amend your other Exchange Act filings, as necessary, to reflect changes
        resulting from the comments above.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 if you have questions
regarding comments on the financial statements and related matters. Please contact Jay
Williamson at (202) 551-3393 or me at with any other questions.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director